Kyivstar Group Appoints Taner Kızıltoprak as Chief Financial Officer, effective July 1, 2026 Seasoned international finance leader to support Kyivstar’s continued growth and digital transformation Kyiv, May 28, 2026 — Kyivstar Group Ltd. (Nasdaq: KYIV; KYIVW) (“Kyivstar Group”), the parent company of JSC Kyivstar (“Kyivstar”), Ukraine’s leading digital operator and part of VEON Group (Nasdaq: VEON), today announced the appointment of Taner Kızıltoprak as Chief Financial Officer of Kyivstar Group effective as of July 1, 2026. Taner will officially join Kyivstar Group on June 1, 2026 as an advisor to the President of Kyivstar Group, Oleksandr Komarov, working closely with Kyivstar Group’s leadership team until Taner transitions to the role of Chief Financial Officer. Boris Dolgushin will serve as Chief Financial Officer of Kyivstar Group until June 30, 2026, after which he will serve as an advisor to the President of Kyivstar Group focusing on strategic projects. “I am immensely grateful to Boris Dolgushin for seven outstanding years as a CFO and for his personal contribution to strategic transformation of the business from a telecom operator into an integrated digital company with multiple verticals, finance leadership in successful acquisition and integration of Uklon, Tabletki, Helsi and other businesses, consistently stellar financial performance, profitability and capital efficiency. My special thanks to Boris for his leadership in bringing the company to its Nasdaq listing”, Oleksandr Komarov, President of Kyivstar Group, said. “Taner’s extensive experience across telecommunications, digital services and international finance makes him an excellent fit for Kyivstar Group as we continue to expand our digital ecosystem and support Ukraine’s resilience and recovery. We look forward to welcoming him to the team and benefiting from his leadership as we advance our long-term strategy”. Taner brings more than 20 years of experience in senior financial leadership, strategic operations and international business management. Most recently, he served as Chief Executive Officer of 106 Dijital, a digital gaming company. Prior to this position, he spent 15 years with Turkcell Group, a leading telecommunications and technology services provider, listed on the New York Stock Exchange and Borsa Istanbul, where he held several senior roles including Deputy Group CFO. Taner is a graduate of Istanbul University’s Faculty of Business Administration and is a Turkish Certified Public Accountant.

About Kyivstar Group Ltd. Kyivstar Group Ltd. is a Nasdaq-listed holding company that operates Kyivstar, Ukraine’s leading digital operator. Kyivstar Group Ltd.’s companies provide a broad range of connectivity and digital services, including mobile and fixed-line voice and data, ride-hailing, e-health, digital TV, and enterprise solutions such as Big Data, cloud, and cybersecurity. For more information, please visit https://investors.kyivstar.ua. Nasdaq tickers: KYIV; KYIVW About JSC Kyivstar JSC Kyivstar is Ukraine’s leading digital operator, serving more than 22 million mobile customers and over 1.2 million home internet fixed line customers as of March 31, 2026. Kyivstar provides services using a wide range of mobile and fixed technologies, including 4G, Big Data, cloud solutions, cybersecurity services, digital TV and more. JSC Kyivstar is wholly owned by Kyivstar Group Ltd. (Nasdaq: KYIV; KYIVW), shares of which are traded on the U.S. stock exchange Nasdaq. Kyivstar contributes to overcoming the challenges of wartime and, over the past three years, has allocated over UAH 4.4 billion to support the Defense Forces, its subscribers and the implementation of social projects. JSC Kyivstar has operated in Ukraine for 28 years and is recognized as the largest taxpayer in the digital communications market, a top employer and a socially responsible company. Additional information: pr@kyivstar.net, www.kyivstar.ua. Disclaimer This release contains “forward-looking statements,” as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, including in relation to, among other things, Kyivstar Group’s strategy, leadership transition, growth plans and digital transformation objectives. There are numerous risks and uncertainties that could cause actual results and performance to differ materially from those expressed by such statements, including risks and uncertainties related to Kyivstar Group’s strategy, leadership transition, growth plans and digital transformation objectives, among others discussed in the section entitled “Risk Factors” included in Kyivstar Group’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on March 16, 2026, as amended and supplemented from time to time, and in any other subsequent filings with the SEC by Kyivstar

Group. The forward-looking statements contained herein speak only as of the date of this release and Kyivstar Group disclaims any obligation to update them, except as required by applicable laws. Contact information Kyivstar Group Ltd Investor Relations ir@kyivstargroup.com